SCHEDULE 13G

Amendment No. 2
Nutramax Products Incorporated
Common Stock
Cusip # 67061A300


Cusip # 67061A300
Item 1:	Reporting Person - FMR Corp.
Item 4:	Commonwealth of Massachusetts
Item 5:	None
Item 6:	None
Item 7:	300,000
Item 8:	None
Item 9:	300,000
Item 11:	6.30%
Item 12:	HC




Cusip # 67061A300
Item 1:	Reporting Person - Edward C. Johnson 3d
Item 4:	United States of America
Item 5:	None
Item 6:	None
Item 7:	300,000
Item 8:	None
Item 9:	300,000
Item 11:	6.30%
Item 12:	IN



Cusip # 67061A300
Item 1:	Reporting Person - Abigail P. Johnson
Item 4:	United States of America
Item 5:	None
Item 6:	None
Item 7:	300,000
Item 8:	None
Item 9:	300,000
Item 11:	6.30%
Item 12:	IN



SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)


Item 1(a).	Name of Issuer:

		Nutramax Products Incorporated

Item 1(b).	Name of Issuer's Principal Executive Offices:

		9 Blackburn Drive
		Gloucester, MA  01930

Item 2(a).	Name of Person Filing:

		FMR Corp.

Item 2(b).	Address or Principal Business Office or, if None, Residence:

		82 Devonshire Street, Boston, Massachusetts  02109

Item 2(c).	Citizenship:

		Not applicable

Item 2(d).	Title of Class of Securities:

		Common Stock

Item 2(e).	CUSIP Number:

		67061A300

Item 3.	This statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) and the person filing, FMR Corp., is a parent holding company in accordance with Section 240.13d-1(b)(ii)(G). (Note: See Item 7).

Item 4.	Ownership

	(a)	Amount Beneficially Owned:
	300,000

	(b)	Percent of Class:
	6.30%

	(c)	Number of shares as to which such person has:

	(i)	sole power to vote or to direct the vote:
	None

	(ii)	shared power to vote or to direct the vote:
	None

	(iii)	sole power to dispose or to direct the disposition of:
	300,000

	(iv)	shared power to dispose or to direct the disposition of:
	None




Item 5.	Ownership of Five Percent or Less of a Class.

	Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

	Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock of Nutramax Products Incorporated .
The interest of one person, Fidelity Low-Priced Stock Fund, an investment company registered under the Investment Company Act of 1940, in the common stock of Nutramax Products Incorporated, amounted to 300,000 shares or 6.30% of the total outstanding common stock at December 31, 1997.

Item 7.	Identification and Classification of the Subsidiary Which Acquired
the Security Being Reported on By the Parent Holding Company.

	See attached Exhibit(s) A and B.

Item 8.	Identification and Classification of Members of the Group.

	Not applicable, see attached Exhibit A.

Item 9.	Notice of Dissolution of Group.

	Not applicable.

Item 10.	Certification.

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this
Schedule 13G in connection with FMR Corp.'s beneficial ownership of the common stock of Nutramax Products Incorporated at December 31, 1997 is true, complete and correct.


	January 10, 1998
Date



	/s/Eric D. Roiter
Signature



	Eric D. Roiter
Duly authorized under Power of
Attorney
dated December 30, 1997, by and
on behalf
of FMR Corp. and its direct and
indirect subsidiaries



SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)

	Pursuant to the instructions in Item 7 of Schedule 13G, Fidelity Management & Research Company ("Fidelity"), 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR Corp. and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 300,000 shares or 6.30% of the common stock outstanding of Nutramax Products Incorporated ("the Company") as a result of acting as investment adviser to various investment companies registered under
Section 8 of the Investment Company Act of 1940.

	The ownership of one investment company, Fidelity Low-Priced Stock Fund, amounted to 300,000 shares or 6.30% of the common stock outstanding. Fidelity Low-Priced Stock Fund has its principal business office at 82 Devonshire
Street, Boston, Massachusetts 02109.

	Edward C. Johnson 3d, FMR Corp., through its control of Fidelity, and the funds each has sole power to dispose of the 300,000 shares owned by the Funds.

	Neither FMR Corp. nor Edward C. Johnson 3d, Chairman of FMR Corp., has the sole power to vote or direct the voting of the shares owned directly by the Fidelity Funds, which power resides with the Funds' Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the Funds' Boards of Trustees.

	Members of the Edward C. Johnson 3d family and trusts for their benefit are the predominant owners of Class B shares of common stock of FMR Corp., representing approximately 49% of the voting power of FMR Corp. Mr. Johnson
3d owns 12.0% and Abigail Johnson owns 24.5% of the aggregate outstanding voting stock of FMR Corp. Mr. Johnson 3d is Chairman of FMR Corp. and Abigail
P. Johnson is a Director of FMR Corp. The Johnson family group and all other Class B shareholders have entered into a shareholders' voting agreement under which all Class B shares will be voted in accordance with the majority vote of Class B shares. Accordingly, through their ownership of voting common stock and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR Corp.


SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)
RULE 13d-1(f)(1)  AGREEMENT

	The undersigned persons, on January 10, 1998, agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of the common stock of Nutramax Products Incorporated at December 31, 1997.
	FMR Corp.
	By	/s/Eric D. Roiter
Eric D. Roiter
Duly authorized under Power of
Attorney dated December 30,
1997 by and on behalf of FMR
Corp. and its direct and
indirect subsidiaries
	Edward C. Johnson 3d
	By	/s/Eric D. Roiter
Eric D. Roiter
Duly authorized under Power of
Attorney dated December 30,
1997, by and on behalf of
Edward C. Johnson 3d
	Abigail P. Johnson
	By	/s/Eric D. Roiter
Eric D. Roiter
Duly authorized under Power of
Attorney dated December 30,
1997, by and on behalf of
Abigail P. Johnson
	Fidelity Management & Research Company
	By	/s/Eric D. Roiter
Eric D. Roiter
V.P. and General Counsel
	Fidelity Low-Priced Stock Fund
	By	/s/Eric D. Roiter
Eric D. Roiter
Secretary